Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 22, 2008
Item 3	News Release The news release dated May 22, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4

Summary of Material Change

Canplats Resources Corporation announced the results of a further twenty-one reverse-circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated May 22, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 22nd day of May, 2008.

May 22, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO DRILLING EXTENDS THE REPRESA ZONE
TO THE EAST AND SOUTHWEST

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of a further twenty-one reverse-circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

A total of four drills continue to delineate the Represa Zone with infill drilling as well as test for extensions of the mineralization along strike and to depth.  Drilling on the eastern edge of the zone has intersected mineralization well past the limit defined by the surface pitting program (please see maps at www.canplats.com).  More significantly, drilling to the southwest has intersected a thick zone of strong precious and base metal sulphide mineralization.  With the addition of these new intersections, Represa Zone mineralization has now been traced along a length of 900 meters and remains open for further expansion.  Highlights of this drilling include:

•
To the east, drill holes CR-53, CR-55, CR-58 and CR-60, have extended the Represa Zone near-surface mineralization for up to 200 meters from the previously-reported drill holes and intersected up to 0.85 grams gold per tonne, 19.27 grams silver per tonne, 0.28% lead, and 0.50% zinc over 222 meters in drill hole CR-55.

•
To the west-southwest, drill holes CR-56, CR-57 and CR-59 intersected mineralization beyond previously-reported reverse-circulation drill holes.  These intersections include 1.07 grams gold per tonne, 14.97 grams silver per tonne, 0.26% lead, and 0.63% zinc over 186 meters in drill hole CR-59 and 1.73 grams gold per tonne, 20.42 grams silver per tonne, 0.25% lead, and 0.61% zinc over 94 meters in drill hole CR-57.  It’s important to note that all three of these holes terminated in strong sulphide mineralization and as such the mineralization remains open for further expansion.

•
In the main body of the Represa Zone, additional drilling continues to demonstrate very good internal continuity of the mineralization, with results up to 1.47 grams gold per tonne, 13.01 grams silver per tonne, 0.30% lead, and 0.41% zinc over 220 meters in drill hole CR-40 and 1.27 grams gold per tonne, 18.11 grams silver per tonne, 0.39% lead, and 0.52% zinc over 300 meters in drill hole CR-45.

Drill results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-40	0	220	220	1.47	13.01	0.30	0.41
CR–41	0 60	34 86	34 26	0.63 0.59	8.37 8.18	0.17 0.13	0.24 0.27
CR-42(i)	0	300	300	0.79	11.39	0.19	0.46
CR-43	0 102	78 116	78 14	0.97 4.34	12.68 17.19	0.22 0.31	0.28 0.28
CR-44(i) incl.	0 2	300 168	300 166	0.86 1.14	15.74 19.42	0.30 0.36	0.50 0.47
CR-45(i) incl.	0 8	300 180	300 172	1.27 1.59	18.11 18.75	0.39 0.46	0.52 0.44
CR-46(i) incl.	0 160	300 228	300 68	0.58 1.06	20.02 35.59	0.31 0.43	0.60 0.88
CR-47 incl.	0 72	254 124	254 52	1.01 1.51	10.59 10.34	0.27 0.20	0.31 0.27
CR-48	0	84	84	0.57	11.01	0.17	0.27
CR-49(i)	72	300	228	0.65	14.97	0.28	0.58
CR-50	0	198	198	0.65	8.84	0.14	0.21
CR-51(i)	0	282	282	0.99	16.27	0.27	0.37
CR-52(i) incl.	0 148	300 230	300 82	0.96 2.25	22.56 41.26	0.47 0.67	0.66 1.19
CR-53 incl.	48 118	148 148	100 30	0.44 0.75	16.17 29.39	0.24 0.47	0.41 0.85
CR-54	202	210	8	1.67	18.00	0.03	0.08
CR-55 incl.	12 122	234 208	222 86	0.85 1.44	19.27 30.45	0.28 0.39	0.50 0.84
CR-56(i) incl.	178 208	300 300	122 92	1.06 1.22	12.96 13.88	0.18 0.20	0.31 0.36
CR-57(i) incl.	206 274	300 300	94 26	1.73 3.49	20.42 26.97	0.25 0.26	0.61 1.18
CR-58	2 190	46 242	44 52	0.47 0.44	8.00 16.84	0.18 0.37	0.18 0.60
CR-59(i) incl.	114 198	300 248	186 50	1.07 1.96	14.97 23.28	0.26 0.50	0.63 0.97
CR-60	72	160	88	0.75	14.06	0.24	0.26

(i)	Hole ended in mineralization
(ii)	True width to be determined

The Company is making preparations for preliminary exploration programs to evaluate areas of favourable alteration associated with regional magnetic features that are situated up to 20 kms from the Represa and Don Julio Zones.  The 150,000 hectare (580 square mile) Camino Rojo project is wholly-owned by Canplats Resources and is located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Guadalajara, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.